-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             SAMSONITE CORPORATION
                               (NAME OF ISSUER)

                             SAMSONITE CORPORATION
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  79604V 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           D. MICHAEL CLAYTON, ESQ.
                      VICE PRESIDENT AND GENERAL COUNSEL
                             SAMSONITE CORPORATION
                            11200 EAST 45TH AVENUE
                             DENVER, CO 80239-3018
                                (303) 373-6174
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                                      AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                              LOU R. KLING, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                              NEW YORK, NY 10022
                                (212) 735-3000

                                 MAY 20, 1998
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Transaction                                   Amount of Filing
  Valuation*:      $480,000,000.00              Fee:              $96,000.00
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee, based upon the purchase of 12,000,000 shares at the tender offer price per share of $40.00.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previous paid: ___________             Filing party: ___________________
Form or registration no.: _______             Date filed: _____________________

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

  (a) The issuer of the securities to which this Schedule 13E-4 relates is Samsonite Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 11200 East 45th Avenue, Denver, Colorado, 80239-3018.

  (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 12,000,000 shares (constituting approximately 59% of the shares presently outstanding) of its Common Stock, $.01 par value per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights") (the Common Stock and the Rights, on and after the date of their distribution, are herein referred to as the "Shares"), for a purchase price of $40.00 per Share net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, and incorporated herein by reference. As of May 15, 1998, 20,420,902 Shares were issued and outstanding, of which 1,036,135 Shares were beneficially owned by all directors and executive officers as a group. The Company expects that each of the directors and officers of the Company will tender all of their Shares in the Offer. In addition, Apollo Investment Fund, L.P. and its affiliate, Lion Advisors, L.P. have agreed to tender all of their Shares in the Offer. If substantially all of the Shares outstanding are tendered pursuant to the Offer, the percentage of each stockholder's current ownership will not change except by reason of the issuance of the Warrants. It is expected therefore that any change resulting from the Recapitalization Plan in the percentage ownership of any stockholder will be minimal. The information set forth in "INTRODUCTION," "THE RECAPITALIZATION PLAN--Certain Effects of the Recapitalization Plan" and "THE OFFER--Section 9" in the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Introduction" and "THE OFFER--Section 7" in the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable. This Statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in "THE OFFER--Section 8" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) The information set forth in "INTRODUCTION," "THE RECAPITALIZATION PLAN," "THE OFFER--Section 8," "THE OFFER--Section 11," "THE OFFER--Section 12," and "THE OFFER--Section 14" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The Company is not aware of any such transaction. The information set forth in "THE OFFER--Section 11" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in "INTRODUCTION," "THE RECAPITALIZATION PLAN" and "THE OFFER--Section 11" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "INTRODUCTION" and "THE OFFER--Section 15" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) The information set forth in "THE OFFER--Section 10" in the Offer to Purchase and the financial statements and notes related thereto contained in the Company's Annual Report on Form 10-K for the years ended January 31, 1997 and January 31, 1998 are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a)-(e) Not Applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) --Form of Offer to Purchase dated May 20, 1998.
     (2) --Form of Letter of Transmittal (including Certification of
           Taxpayer Identification Number on Substitute Form W-9).
     (3) --Form of Notice of Guaranteed Delivery.
     (4) --Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
     (5) --Form of Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
     (6) --Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
     (7) --Text of Press Release issued by the Company dated May 20, 1998.
     (8) --Form of Letter to Stockholders of the Company dated May 20, 1998 from Luc Van Nevel.
  (b)    --None.
  (c)(1) --Letter Agreement, by and among Samsonite Corporation and Apollo
           Investment Fund, L.P. and Lion Advisors, L.P. dated May 19, 1998.
     (2) --Plan of Recapitalization of the Company dated May 12, 1998
           (incorporated herein by reference to the Current Report on Form 8-
           K filed with the Commission on May 13, 1998).
  (d)    --Not Applicable.
  (e)    --Not Applicable.
  (f)    --Not Applicable.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Samsonite Corporation

                                          By:    /s/ Richard H. Wiley
                                                ------------------------------
                                          Name:  RICHARD H. WILEY
                                          Title: Chief Financial Officer

Dated: May 20, 1998

                                 EXHIBIT INDEX

 EXHIBIT DESCRIPTION
 ------- -----------
 (a)(1)  -- Form of Offer to Purchase dated May 20, 1998.
    (2)  -- Form of Letter of Transmittal (including Certification of Taxpayer
            Identification Number on Substitute Form W-9).
    (3)  -- Form of Notice of Guaranteed Delivery.
    (4)  -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
    (5)  -- Form of Letter to Clients for Use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.
    (6)  -- Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
    (7)  -- Text of Press Release issued by the Company dated May 20, 1998.
    (8)  -- Form of Letter to Stockholders of the Company dated May 20, 1998 from Luc Van Nevel.
 (b)     -- None.
 (c)(1)  -- Letter Agreement, by and among Samsonite Corporation and Apollo
            Investment Fund, L.P. and Lion Advisors, L.P. dated May 19, 1998.
    (2)  -- Plan of Recapitalization of the Company dated May 12, 1998
            (incorporated herein by reference to the Current Report on Form 8-K filed with the Commission on May 13, 1998).
 (d)     -- Not Applicable.
 (e)     -- Not Applicable.
 (f)     -- Not Applicable.